EXHIBIT 99.1

Equinor files Form 20-F and presents annual and sustainability reports for 2018

Today 15 March, Equinor (OSE: EQNR, NYSE: EQNR) is presenting its Annual Report and Form 20-F for the year ended 2018, and its 2018 Sustainability Report.

"We are in a strong position today. We have strengthened our competitiveness, improved our project portfolio and have a clear strategy for further development of our company. We have positioned ourselves for long-term shareholder value creation and to be competitive in a low-carbon future. Our results confirm that we are on track with our ambitions to increase returns, grow production and bring cash flow to high levels in the years to come," writes Eldar Sætre, in his letter to fellow shareholders.

In 2018, Equinor delivered record-high equity production of 2.111 million barrels of oil equivalent per day.

This has, combined with strong operational performance, contributed to USD 6.3 billion in organic free cash flow for the full year and strengthened our financial position. The reserve replacement ratio (RRR) was 213% in 2018, driven by sanctioning of new fields, positive revisions and acquisitions.

2018 saw increased prices and increased margins for the industry. Equinor's average realised liquids price was USD 63.1 per barrel for the year.

"Last year was one for the history books. We became Equinor after almost 50 years as Statoil. Our name change reflects the global energy transition and our development as a broad energy company," writes Sætre.

Organic capex for 2018 was USD 9.9 billion, around USD 1 billion below the initial guiding, achieved through continued efficiency improvements and strong project deliveries. Equinor completed 24 exploration wells in 2018.

For the full year, the serious incident frequency came in at 0.5, a positive development from the previous year. Equinor has initiated a series of safety initiatives at all levels and parts of the company, with the 'Safety beyond 2020' project as the main corporate initiative.

"The safety of our people and integrity of our operations remains our top priority," Sætre says in the letter.

Continued improvement on sustainability

The 2018 Sustainability Report offers an overview of how Equinor follows up its ambitious sustainability agenda and performance. Sustainability is embedded in Equinor's strategy, and the company is taking actions to develop the business guided by the United Nations' Sustainable Development Goals. The commitment to long-term sustainable value creation is in line with the principles of the United Nations' Global Compact.

"The Paris Agreement created much needed momentum to act on climate change, but as a society and collectively, we are not doing enough," Sætre writes in the foreword to the report.

"Providing energy to a growing population in a responsible way guides us as we work together towards a common future where energy is affordable and sustainable for all. We all need to collaborate to speed up the pace and deliver solutions at scale. Our climate roadmap explains how we plan to build a low carbon advantage, through concrete actions with ambitious targets," he continues.

We delivered 264,000 tonnes of CO2 emission reductions in 2018, mainly due to many smaller energy efficiency projects. So far, we have achieved around 0.6 million of the 2030 target of 3 million tonnes of CO2 emission reductions per year. The average CO2 intensity of Equinor's operated portfolio is at 9 kg per barrel, with a target of 8 kg CO2 per barrel in 2030, around half the industry average.

Equinor continued to invest in new energy projects in 2018, starting production from the Apodi solar plant in Brazil and the Arkona offshore wind project in Germany.

"Our renewable business supplied 1.3 TWh of clean energy to the grid. We also announced that we are ready to invest in the protection of tropical forests, that are so important to absorbing CO2 from the atmosphere, underscoring our strong support for a global price on carbon," writes Sætre.

Equinor aims to demonstrate leadership in transparent reporting. We support enhanced transparency on climate-related risk, and our disclosure practice is in accordance with the recommendations presented in 2017 by the G20 Task Force on Climate-related Financial Disclosures (TCFD).

In accordance with Section 203.01 of the New York Stock Exchange Listed Company Manual, Equinor ASA announces that on 15 March 2019 it filed with the Securities and Exchange Commission its 2018 Annual Report on Form 20-F that included audited financial statements for the year ended December 31, 2018.

The Equinor 2018 Annual Report and Form 20-F, which includes the 2018 Annual Report on Form 20-F, and 2018 Sustainability Report may be downloaded from Equinor's website at www.equinor.com. References to this document or other documents on Equinor's website are included as an aid to their location and are not incorporated by reference into this document. All SEC filings made available electronically by Equinor may be obtained from the SEC's website at www.sec.gov.

Shareholders may also request a hard copy of the annual report free of charge at www.equinor.com.

Contacts

Investor relations
Peter Hutton, senior vice president Investor Relations,
+44 7881 918 792 (mobile)

Press

Bård Glad Pedersen, vice president Media Relations,
+47 918 01 791 (mobile)

Cautionary Note regarding Forward Looking Statements

This press release contains forward-looking statements, particularly regarding Equinor's aims to reduce carbon intensity and achieve emission reduction and plans for capital and research expenditure in new energy. Forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by the forward-looking statements.

This information is subject to the disclosure requirements pursuant to section 5 -12 of the Norwegian Securities Trading Act.